Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

June […], 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

RE:         TRUST FOR PROFESSIONAL MANAGERS (the “TRUST”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
M.D. Sass Equity Income Plus Fund (S000041242)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of May 22, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 370 to its registration statement, filed on behalf of its series, M.D. Sass Equity Income Plus Fund (the “Fund”).  PEA No. 370 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on April 12, 2013 for the purpose of adding the Fund as a new series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund table

1.	Staff Comment: Please move the Shareholder Servicing Fees line item to a subcaption under “Other Expenses,” pursuant to Instruction 3(b) to Item 3 of Form N-1A.

Response:  The Trust respectfully declines to make the request revisions, as Item 3 subsection 3(b) of Form N-1A states:

“Distribution [and/or Service] (12b-1) Fees” include all distribution or other expenses incurred during the most recent fiscal year under a plan adopted pursuant to rule 12b-1 [17 CFR 270.12b-1].  Under an appropriate caption or a subcaption of “Other Expenses,” disclose the amount of any distribution or similar expenses deducted from the Fund’s assets other than pursuant to a rule 12b-1 plan.”

2.	Staff Comment: The Staff inquires as to whether the Fund anticipates having Acquired Fund Fees and Expenses that should be disclosed as a separate line item in the table.

Response:  The Fund does not anticipate having Acquired Fund Fees and Expenses.

Prospectus – Summary Section – Principal Investment Strategies

3.
Staff Comment:  The Staff requests that the term “high quality” be removed from the first sentence of the disclosure of the Fund’s principal investment strategies, as the Staff considers this term to refer to issuers with credit ratings in the top two categories as rated by a nationally recognized statistical ratings agency.

Response:  The Trust responds by making the requested revision.

4.
Staff Comment:  With respect to the statement that the Adviser will “seek to increase portfolio income by writing (selling) covered call options,” the Staff requests that this statement be revised to remove the term “income,” as options investing produces gains and losses, rather than income.

Response: The Trust responds by revising this statement to indicate that the Adviser will “seek to enhance equity returns by writing (selling) covered call options.”

5.
Staff Comment:  With respect to the statement that “the Fund’s absolute return investment objective means that it is not managed relative to an index, but instead attempts to achieve positive total returns over a full market cycle,”: (a) the Staff notes that absolute return is not the Fund’s stated investment objective, and as such the term “objective” should be replaced with “strategy,” and (b) please revise to explain for investors in plain English what is meant by a “full market cycle”.

Response: The Trust responds by revising the appropriate disclosure to read as follows: “The Fund’s absolute return investment strategy means that it seeks to achieve positive total returns over time, without correlation to an index.”

Prospectus – Summary Section – Principal Risks

6.	Staff Comment: Please consider whether the Fund’s intention to invest in a limited number (25-50) of stocks should be noted as a risk factor.

Response: The Trust responds by adding the following risk disclosure:

Focused Portfolio Risk.  The Fund invests in a limited number of companies.  Therefore, changes in the value of a single security may have a more significant effect on the value of the Fund’s portfolio than for other funds that invest in a greater number of companies.

7.	Staff Comment: If the Fund’s investment adviser has not previously advised registered investment companies, please include a new adviser risk disclosure.

Response:  The Trust responds by stating supplementally that the Fund’s investment adviser has recently formed and has not previously advised registered investment companies but the portfolio manager has managed investment companies for affiliated entities of the investment adviser.  Therefore, the Trust respectfully declines to include a new adviser disclosure.

Prospectus – Management of the Fund – Prior Performance of the Portfolio Manager’s Similar Accounts

8.
Staff Comment:  The Staff notes that the disclosure in this section states that the Composite returns have been calculated based on total return.  Please include additional disclosure detailing how the Fund’s investment adviser calculates total return.

Response: The Trust responds by adding the following statement to the disclosure regarding the calculation of the Composite returns:

“Composite returns are calculated using a gross asset-weighted return relying on beginning-of-period market values.”

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

________________________________

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers